FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Confirms 2006 Sales Release Date

BRUSSELS, Belgium, January 11, 2007 – Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, confirms that it will announce its fourth quarter and full year 2006 sales (ended December 2006) on Thursday January 18, 2007 at 8:00 a.m. CET. The press release will be available on Delhaize Group’s website (www.delhaizegroup.com) immediately after its publication.

Following the announcement of the planned sale of Delvita (see press releases of November 9 and November 13, 2006), the Czech activities of Delhaize Group have been reclassified as assets held for sale and discontinued operations. The following table includes the 2005 and 2006 quarterly earnings, adjusted for this reclassification of Delvita.

Contacts

Guy Elewaut: + 32 2 412 29 48

Geoffroy d’Oultremont: + 32 2 412 83 21

Hans Michiels: + 32 2 412 83 30

Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of September 2006, Delhaize Group’s sales network consisted of 2,676 stores. In 2005, Delhaize Group posted EUR 18.6 billion (USD 23.2 billion) in net sales and other revenues and EUR 364.9 million (USD 450.4 million) in net profit. At the end of 2005, Delhaize Group employed approximately 135,700 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Certain statements contained in this press release and related statements by management may be deemed to be forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including those described in Delhaize Group’s filings with the Securities and Exchange Commission. Delhaize Group undertakes no obligation to update this forward-looking information except as required by law.

Delhaize Group 2005 and 2006 Quarterly Earnings with Delvita Reclassified in Discontinued Operations

In millions of EUR	Q1 2005	Q2 2005	Q3 2005	Q4 2005	FY 2005	Q1 2006	Q2 2006	Q3 2006
Net sales and other revenues	4,247.8	4,520.4	4,682.2	4,894.9	18,345.3	4,735.5	4,829.8	4,812.6
Cost of sales	(3,167.3)	(3,385.2)	(3,495.4)	(3,662.2)	(13,710.1)	(3,522.6)	(3,611.6)	(3,606.8)
Gross Profit	1,080.5	1,135.2	1,186.8	1,232.7	4,635.2	1,212.9	1,218.2	1,205.8
Gross Margin	25.44%	25.11%	25.35%	25.18%	25.27%	25.61%	25.22%	25.06%
Other operating income	16.7	16.5	16.9	20.6	70.7	17.6	18.6	21.1
Selling, general and administrative expenses	(886.6)	(937.5)	(971.0)	(972.1)	(3,767.2)	(999.5)	(1,002.0)	(994.3)
SG&A as percentage of sales	20.87%	20.74%	20.74%	19.86%	20.54%	21.11%	20.75%	20.66%
Other operating expenses	(5.3)	(8.4)	(8.5)	(17.0)	(39.2)	(3.6)	(7.7)	(3.2)
Operating profit	205.3	205.8	224.2	264.2	899.5	227.4	227.1	229.4
Operating margin	4.83%	4.55%	4.79%	5.40%	4.90%	4.80%	4.70%	4.77%
Finance costs	(75.3)	(79.0)	(82.8)	(85.5)	(322.6)	(82.2)	(73.6)	(70.0)
Income from investments	6.1	5.4	7.0	7.7	26.2	8.9	5.1	3.4
Net financial charges	(69.2)	(73.6)	(75.8)	(77.8)	(296.4)	(73.3)	(68.5)	(66.6)
Profit before taxes and discontinued operations	136.1	132.2	148.4	186.4	603.1	154.1	158.6	162.8
Income tax expenses	(51.3)	(54.2)	(56.4)	(61.8)	(223.7)	(56.3)	(61.7)	(54.0)
Net profit from continuing operations	84.8	78.0	92.0	124.6	379.4	97.8	96.9	108.8
Result from discontinued operations, net of tax	(4.1)	0.3	(1.4)	(4.4)	(9.6)	0.1	(0.4)	(61.4)
Net profit (before minority interests)	80.7	78.3	90.6	120.2	369.8	97.9	96.5	47.4
Net profit attributable to minority interests	(0.6)	1.5	0.9	3.1	4.9	0.6	1.9	2.1
Net profit (Group share)	81.3	76.8	89.7	117.1	364.9	97.3	94.6	45.3

Basic earnings per share (in EUR)
Continuing operations	0.91	0.82	0.97	1.30	4.04	1.03	1.00	1.12
Group share in net profit	0.87	0.82	0.95	1.26	3.94	1.03	1.00	0.48
Number of shares	93,598,264	93,804,664	94,177,938	93,151,269	92,662,700	94,277,669	94,718,011	95,145,746

Diluted earnings per share (in EUR)
Continuing operations	0.87	0.78	0.93	1.20	3.90	0.98	0.96	1.07
Group share in net profit	0.83	0.79	0.91	1.15	3.80	0.99	0.96	0.47
Number of shares	101,117,068	100,731,314	100,788,550	100,680,540	97,626,538	101,283,115	101,564,123	102,070,522

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: January 12, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President